UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-50781

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k)

RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hill International, Inc.

303 Lippincott Centre

Marlton, NJ 08053

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Hill International, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hill International, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Plan has restated the statement of net assets available for benefits as of December 31, 2005.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MAZZUCCO & COMPANY, CPAs

Moorestown, New Jersey

June 14, 2007

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	(Restated) 2005
ASSETS

Investments, at fair value:
Interest-bearing cash	$1,228,368	$1,201,802
Mutual funds	20,720,648	18,008,775
Common stock	226,564	—
Value of funds held in insurance company general account	3,555,750	3,915,147
Participant notes receivable	662,356	421,379

Total investments	26,393,686	23,547,103

Receivables:
Employer’s contribution	20,740	—
Participants’ contributions	87,023	—

	107,763	—

TOTAL ASSETS	26,501,449	23,547,103

LIABILITIES

Excess contributions payable	18,555	108,576

TOTAL LIABILITIES	18,555	108,576

NET ASSETS AVAILABLE FOR BENEFITS	$26,482,894	$23,438,527

See accompanying notes.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006

ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,463,120
Interest on loans	34,429
Interest	118,780
Dividends and capital gains	1,142,013

2,758,342

Contributions:
Employer	546,740
Participants	2,563,498
Other (including rollovers)	51,457

TOTAL ADDITIONS	5,920,037

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,838,357
Other expenses	37,313

TOTAL DEDUCTIONS	2,875,670

NET INCREASE	3,044,367
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	23,438,527

END OF YEAR	$26,482,894

See accompanying notes.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of Hill International, Inc. 401(k) Retirement Savings Plan (the Plan) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. Hill International, Inc. common stock is valued at the quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Participant notes receivable are valued at their outstanding balances, which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Hill International, Inc. (the Sponsor).

Payment of Benefits

Benefit payments are recorded upon distribution.

NOTE 2 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During 2006, the Plan retroactively, effective January 1, 2005, changed its method of accounting from the modified cash basis to the accrual basis of accounting. Management believes that the new method more accurately reflects net assets of the Plan. The statement of net assets available for benefits as of December 31, 2005 has been restated for such change, which resulted in a decrease in net assets available for benefits in the amount of $108,576 to reflect the accrual for excess contributions payable.

NOTE 3 – DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of the Sponsor who have thirty days of service and are age twenty-one or older. The Plan is voluntary. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the Sponsor may

participate in the Plan once the employee has completed thirty days of credited service and has attained age 21. After meeting the requirements, the employee can begin participating on the next entry date. The entry dates are January 1, April 1, July 1, and October 1.

Contributions

Each participant may contribute pre-tax annual compensation up to a maximum of $20,000 per plan year, which includes both pre-tax and “catch-up” deferrals. The limit may change each year to correspond with the Internal Revenue Service Code. The Sponsor contributes fifty cents for every dollar contributed up to a maximum of four percent of gross wages. The percentage of the matching contribution is determined by the Sponsor’s Board of Directors on an annual basis. Contributions to the Plan by highly compensated employees are limited to certain employee deferral percentage relationships. Plan assets are maintained at Prudential Financial, Inc. and are invested at the election of the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Sponsor’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100 percent vested in both employee contributions and employer match.

Investment Options

Participants may designate how Plan contributions are to be invested in any combination of the following mutual funds held by the Trustee: Prudential Guaranteed Interest Account, Prudential Dryden Government Securities Trust Money Market Fund Series A, Prudential Jennison Value Fund A, Prudential Dryden High Yield Fund A, Prudential Dryden Stock Index Fund Z, Prudential Jennison Growth Fund A, AIM Constellation Fund A, Oppenheimer Global Opportunities Fund A, DWS Dreman High Return Eq Fund A, Prudential Dreyfus Founders Midcap Growth Fund, Prudential Growth Fund of America, Prudential Dryden Small Cap Value Fund A, American Funds Investment Company of America Fund A, MFS Total Return Fund A, American Funds Amcap Fund A, and Eaton Vance Large Cap Value Fund A. Additionally, effective October 9, 2006, Hill International, Inc. common stock became an additional investment option of the Plan. The Plan does not allow more than 50% of a participant’s ongoing contributions to be allocated to Hill stock.

Participant Loan Receivable

Subject to the Administrator’s approval, a participant may elect to borrow from the plan an amount, which may not exceed $50,000 or 50% of the participant’s account balance, whichever is less. These interest-bearing loans are secured by the participant’s account and are repaid through payroll deductions. Loans may not exceed beyond five years unless they are used to buy a participant’s principal residence. Interest is charged based on the prime rate of interest as reflected by local banks, as set forth in the plan agreement.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59  1/2. Distribution may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, the participants’ accounts would be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code (“IRC”).

NOTE 4 – INVESTMENTS

During 2006, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common Stock	$7,863
Mutual funds	1,455,257

$1,463,120

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005
Prudential – Guaranteed interest account	$3,555,750	$3,915,147
Prudential – Dryden Govt Sec Trust MM SE	*	1,201,802
Prudential – Jennison Value Fund A	1,638,783	1,293,962
Prudential – Dryden Stock Index Fund Z	2,378,619	2,340,125
Prudential—Templeton World A	*	2,086,632
Prudential – Oppenheimer Global Opportunity A	2,622,095	*
Prudential – DWS Dreman High Return EQ	2,144,863	1,932,007
Prudential – Growth Fund of America	1,345,790	1,307,260
Prudential – Dryden Small Cap Value A	2,783,886	2,222,294
Prudential – Eaton Vance Large Cap Val A	1,616,349	1,297,869

*	amount does not exceed 5% of the Plan’s net assets at the specified date.

NOTE 5 – TRANSACTIONS WITH PARTIES IN INTEREST

Effective October 9, 2006, the Sponsor’s Common Stock became an investment option for the Plan. As of December 31, 2006, the Plan owned 31,687 shares of the Sponsor’s Common Stock with a fair value of $226,564. Cash dividends received from the Sponsor were $0 for the year ended December 31, 2006. In addition, the plan has the following investments at fair value in funds managed by Prudential, the Plan’s trustee. Prudential maintains the investments in registered investment companies:

	December 31
	2005	2006
Prudential – Guaranteed interest account	$3,555,750	$3,915,147
Prudential – Dryden Govt Sec Trust MM SE	1,228,368	1,201,802
Prudential – Jennison Value Fund A	1,638,783	1,293,962
Prudential – Dryden High Yield Fund A	846,067	734,730
Prudential – Dryden Stock Index Fund Z	2,378,619	2,340,125
Prudential – Jennison Growth Fund A	421,939	468,051
Prudential – Dryden Small Cap Value A	2,783,886	2,222,294

NOTE 6 – EXCESS CONTRIBUTIONS PAYABLE

Contributions received from participants for 2006 and 2005 are net of payments of $18,555 and $108,576, respectively, made in February 2007 and February 2006 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable as of December 31, 2006 and 2005.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500:

	December 31
	2005	2006
Net assets available for benefits per the financial statements	$26,482,894	$23,438,527
Employer’s and participants’ contributions receivable	(107,763)	—
Excess contributions payable to participants	18,555	108,576

Net assets available for benefits per Schedule H of Form 5500	$26,393,686	$23,547,103

The following is a reconciliation of participants’ contributions per the financial statements for the year ending December 31, 2006 to Schedule H of Form 5500:

Employer’s and Participants’ contributions per the financial statements	$3,110,238
Add: Employer’s and participants’ contributions receivable at December 31, 2005	—
Less: Employer’s and participants’ contributions receivable at December 31, 2006	(107,763)
Add: Excess contributions payable to participants at December 31, 2006	18,555
Less: Excess contributions payable to participants at December 31, 2005	(108,576)

Employer’s and Participants’ contributions per Schedule H of Form 5500	$2,912,454

NOTE 8 – INCOME TAX STATUS

The plan received a favorable determination letter from the Internal Revenue Service dated October 21, 1993, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 10 – SUBSEQUENT EVENTS

Hill International, Inc. purchased JR Knowles USA, LLC on September 1, 2006. Effective May 1, 2007, the JR Knowles USA, LLC 401(k) Plan merged into the Hill International, Inc. 401(k) Retirement Savings Plan.

Hill International, Inc. 401(k) Retirement Savings Plan

Year Ended December 31, 2006

EIN # 06-0949514

PLAN # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties in interest	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment	d. Cost	e. Current value
	Interest Bearing Cash
*	Prudential Money Market Fund	Dryden Government Securities Trust Money Market Fund - Series A	**	$1,228,368

	Mutual Funds
*	Prudential Mutual Funds	Jennison Value Fund A	**	1,638,783
*	Prudential Mutual Funds	Dryden Stock Index Fund Z	**	2,378,619
*	Prudential Mutual Funds	Jennison Growth Fund A	**	421,939
*	Prudential Mutual Funds	Dryden High Yield Fund A	**	846,067
*	Prudential Mutual Funds	Dryden Small Cap Value A	**	2,783,886
*	Oppenheimer Funds	Global Opportunities Fund A	**	2,622,095
	DWS Dreman High Return Eq A	DWS Dreman High Return Eq A	**	2,144,863
	Dreyfus Founders Midcap Growth	Dreyfus Founders Midcap Growth	**	1,130,405
	AIM Constellation Fund	AIM Constellation Fund A	**	937,083
	Growth Fund of America	Growth Fund of America	**	1,345,790
	American Funds	Investment Co of America A	**	1,201,449
	MFS Total Return Fund A	MFS Total Return Fund A	**	931,728
	Eaton Vance Large Cap Value A	Eaton Vance Large Cap Value A	**	1,616,349
	American Funds	Amcap Fund A	**	721,592

	Total mutual funds			20,720,648

	Common Stock
*	Hill International, Inc.	Common Stock	**	226,564

	Funds Held in Insurance Company
*	The Prudential Insurance Co of Amer	Guaranteed Interest Account	**	3,555,750

	Loans to Participants
	Participant notes receivable, with interest rates of 4% to 9.5% maturing through 2015		—	662,356

	Total investments			$26,393,686

*	Indicates party-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 22, 2007	By:	/s/ Catherine H. Emma
	Printed Name:	Catherine H. Emma
	Title:	Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan

Annual Report on Form 11-K

For the Year Ended December 31, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Mazzucco and Company, CPAs